Filed by SmartFinancial, Inc. (Commission File No. 333-230449) Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Progressive Financial Group Inc. Date: October 29, 2019 The following correspondence was provided to the employees of Progressive Financial Group Inc. ***

Welcome to the SmartBank Team! On October 29th, SmartFinancial, Inc., parent company of SmartBank, and Progressive Financial Group, parent company of Progressive Savings Bank, jointly announced the signing of a definitive agreement under which SmartBank will acquire Progressive Savings Bank. We are very excited about our expansion and wish you a warm welcome to the SmartBank team! SmartBank fosters a work environment that respects individual needs, establishes high expectations and recognizes achievement. Our associates strive to create “WOW” experiences and deliver great care for our clients. We are building a team with high-energy and positive people that promote SmartBank’s brand and embrace our culture. We are excited to get to know you better, and welcome you to the team! In the coming weeks you will hear more from us on the timeline, specifics of the combination and integration process. As with any business transaction of this nature, SmartBank’s acquisition of Progressive Savings Bank is subject to regulatory approval and customary closing conditions. At this time we anticipate completion of the acquisition in the first half of 2020 and a planned bank systems conversion and rebranding late in the second quarter of 2020. It is our goal to make the integration process seamless for you and your clients. We want to keep you informed every step of the way, and we will work with you to ease this transition by communicating all transition-related plans often and quickly. This announcement will likely generate questions. To help answer those, we have included FAQs in this packet. Additionally, you will find a fact sheet offering a snapshot of our company along with our Culture and Branding Playbook. Together we will operate a great bank. We look forward to the weeks and months ahead and could not be more excited about adding Progressive Savings Bank to our footprint. You are welcome to reach out to Ottis Phillips or any of us with any questions, and as promised, we will continue to share information about the acquisition as it progresses. With Sincere Regards, Billy Carroll Miller Welborn Bill Carroll President & CEO Chairman Vice Chairman SmartBank SmartBank SmartFinancial, Inc. 865.868.0613 (office) 423.385.3067 (office) 865.868.0612 (office) www.smartbank.com

FREQUENTLY ASKED QUESTIONS Q: Who are SmartFinancial and SmartBank? A: SmartFinancial, Inc. is a single-bank holding company based in Knoxville, Tennessee that operates SmartBank, a full-service commercial bank founded in 2007, with approximately $2.4 billion in assets, 29 branches and two loan production offices throughout Tennessee, Alabama and the Florida Panhandle. Q: Will we be part of a publicly traded company? A: Yes. SmartFinancial stock is traded on Nasdaq under the ticker symbol SMBK. Q: What do I say to clients who call with concerns as a result of the acquisition? A: Refer them to the appropriate relationship managers, and if they have further questions, direct them to the appropriate management team member. Q: Who will lead the combined company? The banks? A: At both the company (SmartFinancial) and the bank (SmartBank), Billy Carroll is the President & Chief Executive Officer, Miller Welborn is the Chairman and Bill Carroll is the Vice Chairman. Q: Where will the company’s headquarters be? The bank’s? A: SmartFinancial’s headquarters are in Knoxville, and the bank will remain headquartered in Pigeon Forge. Q: Who serves on the board? A: The SmartFinancial & SmartBank boards consist of Miller Welborn, Chair; Bill Carroll, Vice Chair; Monique Berke; Vic Barrett; Billy Carroll; Clifton Miller; Ted Miller; David Ogle; Keith Whaley; Geoff Wolpert; Steve Tucker; and Beau Wicks. Progressive Chairman, Ottis Phillips, will be joining both boards post-closing. Q: When will the acquisition occur? A: We currently anticipate the transaction taking place in the first half of 2020 with a planned systems conversion and rebranding late in the second quarter of 2020. We will begin integration planning immediately. Q: What does this decision mean for me? Do I still have a job? A: There will be no immediate changes. Unfortunately, in transactions such as these there is always some impact as a result of the overlap that exists between the two companies and some Associates will be impacted. With SmartBank being an East Tennessee based bank, there may be opportunities for Progressive team members to fill open positions with the company. We will begin Associate meetings in the coming weeks to get to know each team member and learn about their roles and experience. Q: Will any locations close because of the acquisition? A: We currently plan no changes to Progressive locations. Q: How are clients and shareholders being notified about the transaction? A: A press release has been distributed nationally. Clients and shareholders will be notified through our website. Letters and emails may be sent, if applicable. Q: How will the acquisition impact clients? What differences will they see? A: None immediately. As we plan to convert systems late in the second quarter of 2020, we will be communicating with clients to make the conversion process as smooth as possible. We will continue to deliver the outstanding client service that both banks are known for, and that’s the real key. Q: How should we answer the phone? Starting when? A: No changes on phone answering at this time. Q: Will we have career opportunities at other SmartBank offices? A: Yes, we will look to post job opportunities in all of our markets. (continued on back)

Q: Who should I contact if I have questions about the acquisition? A: Any member of the executive management team should be able to answer questions; however, please do not hesitate to contact either Ottis Phillips (ottisp@psbgroup.com) or Billy Carroll (billy.carroll@smartbank.com). Q: What if I have HR-related questions about the acquisition process? A: You may contact your manager or Diane Short (diane.short@smartbank.com) or Becca Boyd (becca.boyd@smartbank.com), Corporate Human Resources, with any questions that need immediate attention. If we don’t have specific answers yet due to timing or other considerations, we will share additional information with you as soon as we are able. Q: How often will we receive updates regarding the acquisition? A: Leaders of our companies have discussed our common commitment to thorough and ongoing communication. We are committed to provide updates and answer your questions as often and candidly as possible. You can always reach out to your manager or any member of the senior management team. Q: What should I do if someone from the media calls to ask about the acquisition? A: Send all media related inquires to Kelley Fowler at kelley.fowler@smartbank.com or 865.868.0611. Kelley will field the media inquiries and forward to the most appropriate executive management team member. Q: How and when will I get trained on SmartBank systems and processes? A: Training on operations, policies and procedures may take place at your branch/office prior to the transition date, provided it is not disruptive to the current operations of the branches/offices. You will receive future communication regarding training. Q: Will my benefits change? A: As part of our integration planning over the coming months, we will be reviewing benefits at both banks and making a determination on the appropriate benefits for our combined company. There will be changes, but we assure you that we will provide a very sound benefits package. Our goal is to provide the best benefits package possible to our team members in order to recruit and retain the best talent. Q: Will our culture change? A: Culture is one of the most critical pieces of this transaction, and any changes will be for the betterment and unity of the new combined teams and our bank’s brand identity. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful. In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of PFG and a prospectus of the Company (the “Proxy Statement-Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement-Prospectus will be mailed to the shareholders of PFG. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT- PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Free copies of the Proxy Statement-Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.smartfinancialinc.com. Copies of the Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to SmartFinancial, Inc., 5401 Kingston Pike, Suite 600, Knoxville, TN 37919, Attention: Investor Relations, Telephone: (865) 453-2650 or to PFG, ADDRESS, Attention: NAME, Telephone: (615) 563-8011. PARTICIPANTS IN THE SOLICITATION The Company, PFG and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of PFG in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 19, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement-Prospectus pertaining to the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS Statements in this communication may not be based on historical facts and may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the expected impact of the Proposed Transaction between SmartFinancial, Inc. (“SmartFinancial” or the “Company”) and Progressive Financial Group Inc. (“PFG”) (the “Proposed Transaction”) on the combined entities’ operations, financial condition, and financial results, (ii) expectations regarding the ability of the Company and PFG to successfully integrate the combined businesses, and (iii) the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication because actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions required to complete the Proposed Transaction, including necessary approvals by PFG’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the PFG businesses or fully realizing cost savings from and other anticipated benefits of the Proposed Transaction, business disruption during and following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the combined business’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and neither the Company nor PFG undertake any obligation, and each specifically declines any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.